September 5, 2007

Mail Stop 4561

<u>Via U.S. Mail and Fax (866) 468-4988</u>
Mr. Andrew D. Hyder
Chairman, President
Subjex Corporation
3245 Hennepin Ave S, Suite 1
Minneapolis, MN 55408

> RE: **Subjex Corporation**
> **Form 10-KSB for the fiscal year ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 0-29711**

Dear Mr. Hyder:

We have reviewed your response letter dated August 27, 2007 and have the following additional comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Financial Statements, page 6</u>

1. We have reviewed your response to prior comment 1 and reissue our comment in its entirety. Although you were still obligated to fulfill your obligations regarding these sales, your response to our initial comment clearly states that your inability to deliver what was promised is a result of the breach of contract by FarSuperior, which is a condition that existed as of the balance sheet date. Accordingly, please revise your financial statements.

Please respond to the comment included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief